FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Update on US regulatory review of roxadustat in anaemia of chronic kidney disease

18 December 2020 22:00 GMT

Update on US regulatory review of roxadustat
in anaemia of chronic kidney disease

The US Food and Drug Administration (FDA) has requested further clarifying analyses of clinical data, to complete its review of the New Drug Application (NDA) for roxadustat, an oral hypoxia-inducible factor prolyl hydroxylase (HIF-PH) inhibitor for patients with anaemia of chronic kidney disease (CKD).

AstraZeneca and FibroGen, Inc. (FibroGen) are committed to working with the FDA and have agreed to submit the additional clarifying analyses as soon as possible to assist with the completion of labelling discussions.

The NDA remains under regulatory review, with the FDA having set a new action date of 20 March 2021.

Anaemia
Anaemia can be a serious medical condition in which patients have insufficient red blood cells (RBCs) and low levels of haemoglobin, a protein in RBCs that carries oxygen to cells throughout the body.1 Anaemia of CKD is associated with increased risk of hospitalisation, cardiovascular complications and death, also frequently causing significant fatigue, cognitive dysfunction and decreased quality of life.2,3 Severe anaemia is common in patients with CKD, cancer, myelodysplastic syndrome (MDS), inflammatory diseases and other serious illnesses. Anaemia is particularly prevalent in patients with CKD.2 CKD affects nearly 700 million patients worldwide and is generally progressive, characterised by gradual loss of kidney function that may eventually lead to kidney failure.4

Roxadustat
Roxadustat, an oral medicine, is the first in a new class of medicines called HIF-PH inhibitors that promotes erythropoiesis, or red blood cell production, through increased endogenous production of erythropoietin, improved iron absorption and mobilisation, and downregulation of hepcidin. Roxadustat is also in clinical development for anaemia associated with MDS and for chemotherapy-induced anaemia.

Roxadustat is approved in China, Japan (under the name Evrenzo), and Chile for the treatment of anaemia in CKD in non-dialysis dependent (NDD) and dialysis-dependent (DD) adult patients. In Europe, the Marketing Authorisation Application for Evrenzo for the treatment of anaemia in CKD in NDD and DD patients was submitted by Astellas Pharma Inc. (Astellas) and accepted by the European Medicines Agency for review in May 2020.

AstraZeneca and FibroGen are collaborating on the development and commercialisation of roxadustat for the potential treatment of anaemia in the US, China and other markets in the Americas, Australia and New Zealand, as well as Southeast Asia. Astellas and FibroGen are collaborating on the development and commercialisation of roxadustat for the potential treatment of anaemia in territories including Japan, Europe, Turkey, Russia and the Commonwealth of Independent States, the Middle East and South Africa.

Phase III programme
AstraZeneca, FibroGen and Astellas conducted the pivotal Phase III programme, which included more than 8,000 patients. The OLYMPUS, ALPS and ANDES trials evaluated roxadustat compared to placebo in NDD patients. ROCKIES, SIERRAS and HIMALAYAS, evaluated roxadustat compared to epoetin alfa in DD patients. HIMALAYAS evaluated roxadustat compared to epoetin alfa in incident dialysis (ID) patients; there were ID patients in ROCKIES and SIERRAS.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   National Institute of Diabetes and Digestive and Kidney Diseases. Anemia in Chronic Kidney Disease; 2014 [cited 10 December 2020]. Available from: URL: https://www.niddk.nih.gov/health-information/kidney-disease/anemia.
2.   Babitt JL, Lin HY. Mechanisms of Anemia in CKD. J Am Soc Nephrol (2012); 23:1631-1634.
3.   KDOQI Clinical Practice Guidelines and Clinical Practice Recommendations for Anaemia in Chronic Kidney Disease. Am J Kidney Dis. 2006 May; 47(5): S1-S132.
4.   Bikbov B et al. Global, regional, and national burden of chronic kidney disease, 1990-2017: A systematic analysis for the Global Burden of Disease Study 2017. The Lancet 2020; 395(10225):709-33.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 December 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary